Exhibit (d)(19)

Fee Waiver Agreement

To:	Simplify Exchange Traded Funds 222 Broadway 22nd Floor New York NY 10038

Dear Board Members:

You have engaged Simplify Asset Management Inc. (“Simplify”) to act as the investment adviser to Simplify Propel Opportunities ETF (the “Fund” or “SURI”) a series of Simplify Exchange Traded Funds (the “Trust”) pursuant to management agreement between us and the Trust (the “Management Agreements”). Simplify has engaged Propel Bio Management, LLC (“Propel”) to act as sub-adviser to the Fund pursuant to a sub-advisory agreement with Propel, Simplify and the Trust (the “Sub-Advisory Agreement”).

Effective upon the date of execution, as indicated below, of this Agreement through December 31, 2023 (the “Limitation Period”), Simplify and Propel each agree to waive its respective fees payable under the Management Agreement and the Sub-Advisory Agreement by 0.25% on an annualized basis.

This Agreement shall become effective on the date written below and shall remain in effect through the Limitation Period, unless sooner terminated as provided below. Additionally, this Agreement may not be terminated by Simplify or Propel but may be terminated by the Trust’s Board of Trustees, on 60 days’ written notice to Simplify and Propel. This Agreement will automatically terminate if the Management Agreement or Sub-Advisory Agreement is terminated.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Simplify Asset Management Inc.		Propel Bio Management, LLC

By:	/s/	By:	/s/
Name:	Paul Kim	Name:	Leen Kawas
Title:	Chief Executive Officer	Title:	Managing General Partner

Date:	Effective as of December 9, 2022

ACCEPTANCE

Simplify Exchange Traded Funds

By:	/s/
Name:	Paul Kim
Title:	President

Date: Effective as of December 9, 2022